Contact

www.linkedin.com/in/danabrown7 (LinkedIn)
www.grenoble-em.com/en (Other)

Top Skills

Business Development
Strategic Thinking
Higher Education Leadership

Dana L. Brown, Ph.D.

Global Higher Education Leader | Board Director
Lyon, Auvergne-Rhône-Alpes, France

Summary

Global higher education leader with 20+ years experience as an academic and senior leader fostering innovation and partnerships to develop the talent that the world needs.

Experience

Grenoble Ecole de Management

Dean/Directrice, International and Corporate Partnerships
January 2025 - Present (3 months)
Grenoble, Auvergne-Rhône-Alpes, France

Yorkville University

Special Projects Advisor/Former Interim Provost
September 2024 - Present (7 months)

Lucky Iron Life

Chair of the Board
October 2021 - Present (3 years 6 months)
Ontario, Canada

Warm Heart Worldwide, Inc.

President of The Board
January 2020 - Present (5 years 3 months)

Vedica Scholars Programme for Women

Governing Council Member
June 2017 - Present (7 years 10 months)
New Delhi Area, India

Carleton University

5 years 7 months

Professor - Global Business and Entrepreneurship
September 2023 - January 2025 (1 year 5 months)

Dean, Sprott School of Business
July 2019 - September 2023 (4 years 3 months)
Ottawa, Canada Area

AEGC
Board Member
2019 - September 2023 (4 years)

De Montfort University (DMU)
Pro Vice Chancellor (Enterprise) and Dean, Faculty of Business and Law
February 2016 - June 2019 (3 years 5 months)
Leicester, United Kingdom

Cultural Vistas
Recruiter/Advisor, Alfa Fellowship Program in Russia
2008 - March 2019 (11 years)
Oxford/New York/Moscow

Saïd Business School, University of Oxford
10 years 8 months

Director of the MBA
October 2013 - February 2016 (2 years 5 months)

Associate Fellow
August 2010 - September 2013 (3 years 2 months)

University Lecturer, International Business
July 2005 - August 2010 (5 years 2 months)

EMLYON Business School
3 years 3 months

Professor in Strategic Management
August 2010 - October 2013 (3 years 3 months)

Academic Director, International Executive DBA Program
September 2012 - September 2013 (1 year 1 month)

Lady Margaret Hall
Fellow of Management and Tutor for Visiting Students
September 2005 - August 2010 (5 years)

IE Business School
Visiting Professor
May 2009 - July 2009 (3 months)

Rutgers University
Director, Trenton Academic Center
1997 - 1999 (2 years)

Amazon
Manager of Operations
July 1996 - September 1997 (1 year 3 months)
Seattle, Washington, United States

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Education

University of Toronto - Rotman School of Management
ICD.D., Directors Education Program · (2023 - 2024)

Massachusetts Institute of Technology
Ph.D., Political Science · (2000 - 2005)

Meyler Campbell
Business Coach Program · (2013 - 2014)

University of Oxford
M.Phil., Russian and East European Studies · (1994 - 1996)

Rutgers University
BA, Political Science and Slavic Languages · (1989 - 1994)